United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: The Goldman Sachs Group, Inc.

Name of persons relying on exemption: Sierra Club Foundation

Address of persons relying on exemption:

2101 Webster Street, Suite 1250, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The Goldman Sachs Group, Inc.

Shareholder Proposal No. 7: Environmental Justice Risk Assessment

Sierra Club Foundation seeks your support for Proposal No. 7 on the Goldman Sachs Group, Inc. (“GS” or “the Company”) 2024 proxy ballot. The resolved clause states:

Shareholders request that the Goldman Sachs Board of Directors conduct a rigorous assessment of material risks and opportunities related to the environmental justice impacts of its energy and power sector financing and underwriting and disclose the results, at reasonable expense and omitting proprietary and privileged information.

We urge GS investors to vote FOR Proposal No. 7 to protect and enhance shareholder value by holding the board accountable for material environmental justice risks and opportunities arising from the Company’s financing and underwriting of energy and power sector clients.

Summary

●	The Company’s current disclosures fail to address how it assesses and manages environmental justice risks and opportunities.
●	The Proposal is asking the Company to prepare an assessment of environmental justice risks and opportunities related to its financing of clients in the energy and power sectors, which involve potentially significant environmental justice impacts and play a key role in the energy transition.

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●	Failure to sufficiently manage environmental justice risks and opportunities could affect the Company’s financial performance through increased credit, litigation, regulatory and reputational risks.
●	The Proposal offers the Company an opportunity to enhance its risk management framework, develop new business opportunities and improve its reputation. The Company can deliver value to shareholders and advance its stated social commitments by implementing this proposal.

GS’ fiduciary duty to its shareholders calls on the Company to maintain comprehensive risk management practices

The proponents are interested in the Company’s ability to protect and enhance long-term value to shareholders while mitigating material risks. The Company has in recent years faced regulatory action and reputational scrutiny for disparities between its stated commitments and actual practices. These included a $4 million penalty by the SEC, alleging failures in practices and disclosures related to GS Asset Management’s sustainability claims.1 The proponents are concerned that insufficient risk management leaves the Company and its shareholders exposed to similar or escalated action in the future. The proponents are also concerned that the Company’s reputation, assets, and cash flows could be negatively impacted by failure to rigorously assess environmental justice-related risks and opportunities.

Environmental justice addresses unequal environmental benefits and harms

The right to a clean, healthy and sustainable environment has been recognized as a universal human right.2 This right is not equally shared by all people. Environmental justice examines disparities in how people are exposed to environmental benefits and harms based on color, race, gender, income and other factors. Climate change and the transition to clean energy have the potential to worsen existing and create new inequities. A transition that fails to address environmental justice concerns will likely be delayed, will miss opportunities to create positive social change, and will exacerbate the systemic risks of inequality and climate change. A recent report found that “[E]nvironmental justice is an increasingly material issue for companies, and therefore an important issue for investors to track.”3

GS has made numerous commitments to respecting human rights and reducing inequities. For example, the Company has highlighted on several occasions, including in the opposition statement, its One Million Black Women initiative. The initiative’s stated goal is to “address the dual disproportionate gender and racial biases that Black women have faced for generations, which have only been exacerbated by the pandemic.”4 This initiative is focused not only on wealth, but also on healthcare. But Black women disproportionately face the negative health outcomes from air pollution5 and Black people in the United States are disproportionately exposed to adverse land, water, air, and health outcomes associated with liquid natural gas development and utilities.6 Meanwhile, GS has provided billions of dollars of financing to natural gas development projects, including in the American Gulf Coast, where local pressures contributed to a recent federal pause on Liquefied Natural Gas exports.7 This is an example of a failure to rigorously assess and disclose risks that can lead to potentially stranded assets, and expose the Company and its shareholders to unforeseen harm.

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1 https://www.sec.gov/news/press-release/2022-209

2 https://news.un.org/en/story/2022/07/1123482

3 https://iehn.org/assets/documents/IEHN_BusinessCaseforEnvironmentalJustice.pdf

4 https://www.goldmansachs.com/our-commitments/sustainability/one-million-black-women/index.html

5 https://www.bu.edu/sph/news/articles/2021/ozone-in-air-pollution-is-linked-to-fibroid-development-in-black-women/

6 https://www.nytimes.com/2020/07/28/magazine/pollution-philadelphia-black-americans.html

7 https://grist.org/energy/louisiana-liquified-natural-gas-terminal-lng-gulf-coast/

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GS is a major financier of clients in the energy and power sectors, which have significant environmental and climate impacts. GS also seeks to finance energy transition infrastructure which is heavily dependent on transition metals. What are the environmental justice risks and opportunities related to this financing activity? Does an environmental justice perspective help the Company identify new risks that have been overlooked so far? Does such a perspective help uncover new sources of revenue? The Proposal is seeking answers to these types of questions through an assessment of the material risks and opportunities related to the environmental justice impacts of the Company’s energy and power sector financing and underwriting. The Proposal offers an opportunity for the Company to enhance its risk management practices, identify new business opportunities, and advance its own social commitments.

Company disclosures fail to address environmental justice risks and opportunities and lag peers

During our engagement with the Company, GS was unable to provide clear insight into how it manages environmental justice risks and opportunities, and seemed uninterested in a longer-term dialogue. This stood in contrast to several peer institutions, which, during engagement, were concerned about the potential risks, and key opportunities, posed by environmental justice and health-related concerns. GS’ disclosures, including its Environmental Policy Framework,8 Human Rights statement,9 and sustainability and climate reporting contain no references to environmental justice or related topics and exclude any discussion of how the Company manages environmental justice risks and opportunities.

GS’ opposition statement describes the policies and processes in place to manage environmental and social risks. These policies and processes do not address environmental justice or environmental health and exclude any information that would allow shareholders to determine whether the existing policy framework is sufficient in managing environmental justice risks and opportunities. The opposition statement also references the Company’s frameworks and policies to mitigate climate-related risks. None of the Company’s climate-risk disclosures address climate justice or just transition and how it manages risks and opportunities related to them.

In the absence of any relevant disclosure by the Company, the assessment requested in the Proposal is an opportunity for shareholders to begin to understand how the Company plans to manage the risks and opportunities related to environmental justice in its core financing business.

Energy and power sector financing involves significant environmental justice considerations

The Proposal is focused on the environmental justice risks and opportunities of the Company’s financing of clients in the energy and power sectors because these sectors involve potentially significant environmental justice risks and opportunities and also play a key role in the energy transition.

Fossil fuel development poses substantial risks to human rights, and has been linked to significantly elevated rates of cancers, and air, soil, and water contamination for nearby residents.10 These outcomes disproportionately affect children, workers, and people who are Black, Indigenous, have low income, or live in the Global South.11 A disproportionate portion of the 17 million Americans exposed to the negative consequences of fossil fuel production are Black.12 The phaseout of fossil fuels also has the potential to leave behind communities and workers.13 GS is among the largest financiers of fossil fuels in the world. Since 2016, it has provided over $143 billion in financing to fossil fuel companies.14

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8 https://www.goldmansachs.com/citizenship/environmental-stewardship/epf-pdf.pdf

9 https://www.goldmansachs.com/investor-relations/corporate-governance/sustainability-reporting/index.html

10 https://www.ncbi.nlm.nih.gov/pmc/articles/PMC6344296/

11 https://www.sciencedirect.com/science/article/pii/S2214629623001640

12 https://www.nature.com/articles/s41370-022-00434-9

13 https://www.nber.org/papers/w31539

14 https://www.ran.org/wp-content/uploads/2023/04/BOCC_2023_vF.pdf

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Actions taken by the Company to advance the clean energy transition also carry environmental justice risks and opportunities. Research has found that economic and workforce15 benefits of the energy transition accrue unequally along lines of race and ethnicity, regardless of income or education.16 Most minerals required for electric vehicle, wind turbine, and battery production are concentrated in the Global South, where local people bear environmental harms associated with minerals extraction, and where climate change threatens production collapse.17 The Company’s exposure to environmental justice risks and opportunities will likely grow as it is expected to be among the major providers of the trillions of dollars that will be required for the energy transition in the coming decades. Proponents believe it is prudent for the Company to proactively start assessing and disclosing its environmental justice risks and opportunities.

Environmental justice risks and opportunities can be financially material

The Company’s potential failure to manage environmental justice risks and opportunities could lead to stranded assets and allegations of human rights violations and greenwashing. These outcomes could materially affect the Company’s financial performance through increased credit, litigation, regulatory and reputational risks.

Stranded assets

Investments financed by the Company could become stranded assets due to community opposition. Protests, lawsuits and regulatory interventions can cause delays and increased costs, potentially scaring off investors and leading to the cancellation of investments. Lack of social license has negatively affected both the development and retirement of fossil fuel infrastructure. Renewable energy facilities are not immune from such impacts either. A recent study found that “local residents and environmental justice advocates often raise opposition to renewable energy projects when project owners or the siting process itself does not adequately involve them or address their concerns.”18

GS is faced with a potential stranding risk as a major funder of Liquefied Natural Gas (LNG) exports. Community and grassroots pressure led to a federal pause on permitting for the exports. The pause will allow the government to assess considerations including: “potential energy cost increases for American consumers” and “risks to the health of our communities, especially frontline communities in the United States who disproportionately shoulder the burden of pollution from new export facilities.”19 Banks like GS and their clients might have avoided this situation if they had listened to the past concerns of the affected communities.20 Stranding increases GS’ credit risk and can affect both fossil fuel and transition-related client assets.

Potential human rights violations

GS could be held responsible for human rights violations of its clients. The Company was among several banks that were recently warned by international human rights experts about potential violations of international human rights law and standards due to its financing of Saudi Aramco, the world’s largest energy company. The experts stated that ““a financial business can move from being directly linked to an adverse human rights impact to contributing to that impact if it does not take action to prevent or mitigate the business relationship to which it is directly linked, including by undertaking human rights due diligence.”21 Perceived human rights violations could result in increased litigation risk and damage to the Company’s reputation.

Greenwashing allegations

GS could be subject to greenwashing allegations if there is a misalignment between its stated social commitments and financing practices. The Company has a framework to “put climate transition and inclusive growth at the forefront of” its work with clients.22 It has committed to “help reduce racial disparities”23 and to “protect, preserve and promote human rights around the world,”24 and has shared the view that “companies' management of environmental and related social risks and opportunities may affect long-term corporate performance.”25 The Company’s social disclosures promote its One Million Black Women initiatives, Fund for Racial Equity26 and Environmental Prize for Environmental Justice.27

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15 https://www.nber.org/papers/w31539

16 https://www.liebertpub.com/doi/10.1089/scc.2022.0112;

https://www.scientificamerican.com/article/solar-powers-benefits-dont-shine-equally-on-everyone/

17 https://media.business-humanrights.org/media/documents/2023_Transition_Minerals_Tracker_JX5pGvf.pdf; https://www.iea.org/reports/the-role-of-critical-minerals-in-clean-energy-transitions?ref=energyvsclimate.com

18 https://www.sciencedirect.com/science/article/pii/S0301421522001471

19 https://www.whitehouse.gov/briefing-room/statements-releases/2024/01/26/fact-sheet-biden-harris-administration-announces-temporary-pause-on-pending-approvals-of-liquefied-natural-gas-exports/

20 https://www.sierraclub.org/press-releases/2022/03/120-groups-urge-big-banks-pull-support-for-expanded-gas-exports

21 https://spcommreports.ohchr.org/TMResultsBase/DownLoadPublicCommunicationFile?gId=28198

22 https://www.goldmansachs.com/media-relations/press-releases/2021/announcement-04-mar-2021.html

23 https://www.goldmansachs.com/our-commitments/diversity-and-inclusion/racial-equity/

24 https://www.goldmansachs.com/investor-relations/corporate-governance/sustainability-reporting/index.html

25 https://www.goldmansachs.com/citizenship/environmental-stewardship/epf-pdf.pdf

26 https://www.goldmansachs.com/citizenship/fund-for-racial-equity/index.html

27 https://www.goldmanprize.org/issues/environmental-justice/

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GS’ social commitments and initiatives could be perceived as greenwashing if its core financing activities ignore the social objectives that the Company claims to seek, especially since the impacts of its financing activities are vastly greater than those of its charitable and other community initiatives. Greenwashing allegations could result in regulatory actions and penalties. GS already incurred a $4 million SEC penalty for greenwashing sustainability practices and disclosures in its asset management business. Reputational damage from greenwashing allegations could be financially significant if it harmed the Company’s relations with its current and future clients, employees and investors.

GS is missing out on environmental justice opportunities

GS would be in a better position to take advantage of new business opportunities, including those arising from new government policies, if environmental justice considerations were incorporated into its risk management framework. Such policies include the U.S. government’s Justice 40 initiative,28 which has “a goal that 40 percent of the overall benefits of certain Federal investments flow to disadvantaged communities that are marginalized, underserved, and overburdened by pollution,” and the Inflation Reduction Act which directs billions in spending towards environmental justice communities.29

Proposed assessment has benefits beyond better management of risks and opportunities

GS would enhance its risk management framework, develop new business opportunities and improve its reputation by assessing and disclosing environmental justice risks and opportunities of its energy and power sector financing. By implementing this proposal, GS can deliver value to shareholders and advance its stated social commitments.

GS appears to have the internal capabilities and resources to evaluate its environmental justice impacts, both at the transaction and client levels. Data gathered through due diligence and client engagement processes in sensitive sectors (including fossil fuels, coal power and mining), if consistently applied to all clients, could serve as a starting point for the assessment requested by the Proposal. The Company can also benefit from a growing list of thought leadership,30 tools31 and disclosure frameworks32 developed by investors and non-profit allies that address justice issues in the financial sector.

The benefits of the proposed assessment go beyond better management of risks and opportunities. The assessment would also:

●	Provide opportunities to strengthen clients’ net-zero plans with environmental justice considerations, which would increase the likelihood that GS will meet its own climate targets;
●	Help GS better meet investor and stakeholder expectations, as demonstrated by increasing numbers of shareholder proposals on environmental justice and related issues. Tools already exist for investors, clients and others to assess and rank banks based on such considerations, including from TPI[33] and WBA[34] (which show that GS ranks poorly among its peers);
●	Allow GS to get ahead of future banking regulations. Environmental justice was among topics addressed by the U.S. banking regulators in their recently issued Principles for climate-related financial risk management for large financial institutions[35] and Principles for net-zero financing & investment;[36] and
●	Help GS understand how it may be contributing to the systemic risk of inequality and associated risks of financial and economic crises

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28 https://www.whitehouse.gov/environmentaljustice/justice40/

29 https://www.whitehouse.gov/briefing-room/statements-releases/2022/08/17/fact-sheet-inflation-reduction-act-advances-environmental-justice/

30 https://justtransitionfinance.org/publication/the-just-transition-transforming-the-financial-system-to-deliver-action/; https://www.climatesafelending.org/climate-justice

31 https://www.ilo.org/wcmsp5/groups/public/---ed_emp/documents/publication/wcms_860182.pdf

32 https://www.climateaction100.org/net-zero-company-benchmark/methodology/

33 https://www.transitionpathwayinitiative.org/banks

34 https://www.worldbenchmarkingalliance.org/publication/financial-system/rankings/

35 https://www.federalregister.gov/documents/2023/10/30/2023-23844/principles-for-climate-related-financial-risk-management-for-large-financial-institutions

36 https://home.treasury.gov/system/files/136/NetZeroPrinciples.pdf

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Conclusion: Shareholders need more disclosure about environmental justice and health risks and opportunities

Shareholders are unable to currently determine whether GS is adequately managing environmental justice risks and opportunities in its energy and power sector financing and underwriting activities. Such risks and opportunities could be financially material if not managed properly. The Proposal offers an opportunity for the Company to enhance its risk management practices and reputation, identify new business opportunities and advance its social commitments.

Shareholders are urged to vote FOR Proposal No. 7.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Sierra Club Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Sierra Club Foundation urges shareholders to vote for Item No. 7 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Sierra Club Foundation as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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